Eagle Bend Holding Company
5445 DTC Parkway, Suite 940
Greenwood Village, Colorado 80111

October 28, 2008
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Eagle Bend Holding Company (the Company)
Form S-1 Registration Statement
File Number: 333-148180

Ladies and Gentlemen;

           At this time, on behalf of the Company, we hereby request acceleration of the effective date of the Registration Statement pursuant to Rule 461 to October 30, 2008 at 3 PM, Washington, D.C. local time, or as soon as practicable thereafter. In connection with this request, we represent the following:

           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws. If you have any additional questions, do not hesitate to contact our counsel, Mr. David Wagner (303) 793-0304. For accounting comments, please contact Mr. Ron Chadwick at (303) 306-1967.

Eagle Bend Holding Company
/s/ Keith Koch
Keith Koch, President